                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               GRANDVIEW GOLD INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                     386671
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                                 (CUSIP Number)

                             Richard S. Heller, Esq.
                             Shustak Jalil & Heller
                                 400 Park Avenue
                            New York, New York 10022
                             Tel. No. (212) 688-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 2005
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 8 Pages)

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CUSIP NO. [TO BE SUPPLIED]           13D                       PAGE 2 OF 7 PAGES
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Gordon Cooper
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

          PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
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                    7    SOLE VOTING POWER

                         1,949,700 shares of common stock
                   -------------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             512,333 shares of common stock
  OWNED BY         -------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                1,949,700 shares of common stock
    WITH           -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         217,333 shares of common stock
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,462,033
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.8%
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14   TYPE OF REPORTING PERSON*

          IN
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ITEM 1. SECURITY AND ISSUER.

     (a)  This Statement on Schedule 13D relates to the Common Stock, par value
          $0.001 per share (the "Common Stock"), of Grandview Gold Inc., an
          Ontario corporation (the "Company").

     (b)  The principal executive offices of the Company are located at 56
          Temperance Street, 4th Floor, Toronto, Ontario, Canada M5H 3V5.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  This Statement on Schedule 13D is being filed by Gordon Cooper (the
          "Reporting Person").

     (b)  The Reporting Person's business address is 50 Edenbrook Hill, Toronto,
          Ontario, Canada M9A 3Z9.

     (c)  The Reporting Person is currently a principal of Cardinal Couriers,
          Inc., a regional courier in Ontario, Canada. He is also a Director of
          Isogrid Composites, Inc., a manufacturer for panels for the aerospace industry. He is also an investor in and founder of a number of private companies which are in their start-up phase.

     (d)  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (e)  The Reporting Person is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock for investment purposes only.

     Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

     (a)  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the
          Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the Company;

     (f)  Any other material change in the Company's business or corporate structure;

     (g)  Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the
          Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the
Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 2,462,033 shares of the Company's Common Stock which represents approximately 20.8% of the Company's outstanding Common Stock.

     (b) The Reporting Person has sole voting power to vote or to direct the vote over 1,949,700 shares, shared power to vote or to direct the vote over
512,333 shares, sole power to dispose or to direct the disposition over
1,949,700 shares, and shared power to dispose or to direct the disposition over 217,333 shares. Please see Item 6 for a description of each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

     (c) Other than the Voting Trust dated as of July 22, 2005 among Gordon
Cooper, John Esplen, Myrtle Cooper, Jennifer Cooper and Chris DeAngelis, no
transactions in the Common Stock were effected during the past sixty days by the
Reporting Person.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

Gordon Cooper's Shareholdings

     Gordon Cooper ("G. Cooper") acquired 100,000 shares of Grandview common stock (the "Shares") through his interest in Trackfinder UK, a United Kingdom private company that was established in mid-1980's to sell tracking technology in Europe. G. Cooper has sole voting and dispositive power over these shares.

     G. Cooper purchased 39,500 Shares in the market. G. Cooper has sole voting and dispositive power over these shares.

     G. Cooper has a one-third interest in Contact Partners, an Irish partnership, which owns 217,333 Shares.

     Cocom Stiftung ("Cocom") was a trust formed in the early 1980's to invest in public companies (the "Trust"). In 1998 G. Cooper became the sole beneficiary of the Trust which is believed to have originally acquired 1,284,000 shares of
Consolidated Grandview Inc. G. Cooper made all business decisions regarding the
Trust, including all investment decisions. In 2005, when the Trust owned
2,252,997 shares of Consolidated Grandview Inc., G. Cooper decided to dissolve the Trust due to maintenance cost and the Shares held by the Trust were distributed to Cooper's relatives, friends, and business associates as follows:

    Name                                      Amount
    ----                                     -------
John Esplen                                  475,200
Myrtle Cooper                                325,000
Jennifer Cooper                              434,665
Chris DeAngelis                              575,335
Murray Cook                                  442,797

     On July 22, 2005, the persons listed directly above, other than Murray
Cook, (the "Shareholders") entered into a voting trust agreement with G. Cooper
(in the form filed hereto as an exhibit) granting G. Cooper the sole power to vote the Shareholders' shares and stating that the Shareholders may not transfer their shares, except upon prior written approval of G. Cooper.

     The Reporting Person has an oral agreement with John Belonzo and Betsy-Anne
Barton which grants the Reporting Person shared voting power over John Belonzo's
145,000 Shares and

Betsy-Anne Barton's 150,000 Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Voting Trust dated as of July 22, 2005 among Gordon Cooper, John Esplen,
Myrtle Cooper, Jennifer Cooper and Chris DeAngelis.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                           July 29, 2005
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                                                               (Date)

                                                    Gordon C. Cooper

                                                    /s/ Gordon C. Cooper
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                                   SCHEDULE A

Set forth below is the title, business address, principal occupation or employment and the name, principal and address of any corporation or organization in which such employment is conducted of each executive officer, director or controlling person of the Reporting Person.

                                [to be supplied]